EXHIBIT 99.1

Statoil ASA: Share capital increase for issue of dividend shares in connection with payment of dividend for second quarter 2017

NOT FOR RELEASE IN OR INTO CANADA, JAPAN, AUSTRIA, POLAND, ESTONIA, ICELAND OR ANY OTHER JURISDICTION IN WHICH THE RELEASE WOULD BE UNLAWFUL

Based on the authorisation granted by the annual general meeting 11 May 2017, the board of directors of Statoil ASA (OSE:STL, NYSE:STO) has on 25 October 2017 resolved to increase the share capital in connection with the payment of dividend for the second quarter 2017 on the following terms and conditions:

1. The share capital is increased with an amount of minimum NOK 2.50 and maximum NOK 400,000,000. The new shares shall have a nominal value of NOK 2.50.

2. Subscription price:

a) For shareholders on Oslo Børs (Oslo Stock Exchange) the subscription price is equal to the volume-weighted average share price on Oslo Børs of the last two trading days of the subscription period for the dividend issue, with a deduction for a discount of 5%.

b) For holders of American Depositary Receipts (ADRs) holders under the ADR program in the US, the subscription price is equal to the subscription price for the shareholders on Oslo Børs converted into USD based on an average of the Central Bank of Norway's USD exchange rate over the last two trading days of the subscription period.

3. Only shareholders of Statoil on Oslo Børs and holders of ADRs on New York Stock Exchange as of expiry of 31 October 2017 and as registered in Statoil's shareholder register with the Norwegian Central Securities Depository (VPS) as of expiry of 2 November 2017, are entitled to subscribe for shares.

4. The new shares may not be subscribed for by shareholders in jurisdictions in which an offer to subscribe would be unlawful for the relevant shareholder.

5. Subscription of the new shares shall be carried out in accordance with the following:

a) Each of these shareholders can choose to receive their dividend wholly or partially in cash or newly issued shares and therefore are entitled to use in whole or in part the net dividends that the relevant shareholder is entitled to for the second quarter of 2017, to subscribe for shares in the company. The contribution will be settled by way of set-off against the subscribers' entitlement to net dividend from the company. Dividend in USD which shall be used as contribution shall be converted into NOK by using the same exchange rate between USD and NOK as set out under item 2 b) above. All subscriptions will be rounded down to the nearest whole number of shares. Any part of the net dividend not used to settle the subscribed shares, shall be paid in cash.

b) The Norwegian State has undertaken to participate in the dividend offer by using the part of its quarterly dividend to subscribe for the number of shares that is required to maintain its ownership interest of 67% in Statoil.

6. Each shareholder will be allocated the number of shares equal to the amount each shareholder has subscribed for during the subscription period, cf. item 5 above, divided by the subscription price, cf. item 2 above. No fractional shares will be allocated.

7. The subscription period shall commence at the latest on or about 20 November 2017. The subscription period shall be at least 10 business days for ordinary shareholders. Subscription of shares shall take place electronically or on a designated subscription form within the expiry of the subscription period.

8. ADR-holders under the ADR program in the US may make their election through Deutsche Bank as the depositary and receiving agent for the ADR program.

9. The new shares give shareholders rights in the company, including the right to dividends, from the registration of the share capital increase in the Norwegian Register of Business Enterprises. At the same time, section 3 of the Articles of Association shall be amended to reflect the new share capital.

10. The estimated costs for the share capital increase are NOK 5 million.

KPMG has prepared a statement according to the Norwegian Public Limited Liability Companies Act section 2-6 first and second paragraph, cf. section 10-2 third paragraph.

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.

This announcement and the information contained herein does not constitute or form a part of, and should not be construed as, an offer for sale or subscription for or solicitation or invitation of any offer to subscribe for or purchase of dividend shares or any other securities of the Company and cannot be relied on for any investment contract or decision.

It may be unlawful to distribute this announcement in certain jurisdictions. This announcement is not for distribution in any jurisdiction in which prior registration or approval is required for that purpose. No steps have been taken or will be taken in any jurisdiction outside of Norway in which such steps would be required. No competent authority or any other regulatory body has passed upon the adequacy of this document or approved or disapproved the distribution of dividend shares outside of Norway. Any representation to the contrary may be a criminal offense.